SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              31 July, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 31 July, 2007
              re:  Disposal


94/07
                                                         31 July 2007

LLOYDS TSB ANNOUNCES THE SALE OF ABBEY LIFE TO DEUTSCHE BANK


Lloyds TSB Group plc today announces that its subsidiary Scottish Widows plc has reached agreement to sell Abbey Life Assurance Company Limited ("Abbey Life") to Deutsche Bank AG for a cash consideration of GBP977 million, upon completion. This represents 104 per cent of Abbey Life's European Embedded Value ('EEV') (GBP941 million) as at 30 June 2007. Abbey Life's IFRS net assets at the same date totalled GBP673 million. Profit before tax from the sale, after costs, of approximately GBP290 million (tax: nil), less any accrued profits prior to completion, is expected to be recognised in Lloyds TSB Group's accounts for the year ended 31 December 2007. The transaction is conditional upon regulatory approval, with completion expected in the second half of 2007.


Abbey Life, a subsidiary of Scottish Widows, is a UK life operation which has been closed to new business since 2000. As at 31 December 2006, Abbey Life managed GBP12 billion of assets in respect of 1.2 million policies. In the year ended 31 December 2006, Abbey Life's attributable profit, on an IFRS basis, was GBP76 million.


Scottish Widows Investment Partnership has entered into a ten year agreement to continue to manage Abbey Life's funds.


Eric Daniels, Group Chief Executive, Lloyds TSB Group commented:

"We conducted a review of Abbey Life and came to the conclusion that a sale of the business is in the best interest of the Group, as well as Abbey Life's policyholders and staff.


We expect the proceeds of the sale, net of costs, to be distributed from Scottish Widows to Lloyds TSB Group in line with Lloyds TSB's objective to continue to improve its capital efficiency."


Lehman Brothers and Morgan Stanley acted as financial advisers to Lloyds TSB on this transaction.


For further information:-


Investor Relations

Michael Oliver                             +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk



Media

Mary Walsh                                 +44 (0) 20 7356 2121

Director of Corporate Relations

Email: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  31 July, 2007